CHINAEDU REPORTS FIRST QUARTER 2011 RESULTS

First Quarter Net Revenue Grows to $14 Million, In Line with Guidance;
Net Income Attributable to ChinaEdu per Diluted ADS Reaches $0.031

BEIJING, CHINA – June 1, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.1

First Quarter 2011 Highlights

•	First quarter 2011 total net revenue grew 4.7 percent year-over-year to $14.0 million, in line with Company guidance.
•	First quarter 2011 net revenue from online degree programs increased 4.6 percent year-over-year to $10.9 million.
•	Operating margin in the first quarter of 2011 was 11.9 percent.
•	Net income attributable to ChinaEdu per diluted ADS2 in the first quarter of 2011 was $0.031.
•	Adjusted net income attributable to ChinaEdu per diluted ADS3 was $0.054 in the first quarter of 2011.
•	The number of revenue students4 in online degree programs during the 2010 fall semester increased 10 percent year-over-year from approximately 140,000 to approximately 154,000.5

Julia Huang, chairman and chief executive officer of ChinaEdu commented, “Our financial results for the first quarter are in line with our expectations and we are pleased with the progress we’ve made executing our growth strategy. During the first quarter, recognizing a growing market demand for more consumer-focused products and services, we launched a series of marketing campaigns that will expand throughout 2011 and are focused on enhancing brand awareness among students, institutions and parents. These marketing efforts have already started to impact engagement with our student-centric learning products in the first quarter. Traffic of users and teachers to our new web-based interactive tutoring question and answer service grew dramatically, reaching 17 million accumulated page views in the first quarter. In our off-line businesses in the first quarter, management focused on building and training targeted marketing and operational teams to complete the groundwork for our newly launched Elite and International programs. Efforts have begun to pay off as the market reaction to these programs has been very positive. With our degree programs contributing consistent revenue, we are well positioned to leverage our educational expertise and well-known brand name to access the tremendous opportunities presented by today’s education market.”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months ended on March 31, 2010 and March 31, 2011 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.5483 to $1.00, the noon buying rate in effect on March 31, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.
2 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.
3 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.
4 “Revenue students” refers to students of university online degree programs who have paid tuition. The numbers for the three months ended March 31, 2010 and 2011 are revenue students in fall 2009 and fall 2010, respectively.
5 In general, the fall semester refers to a period of time that spans the fourth quarter and the first quarter of the following year.

Financial Results for the First Quarter Ended March 31, 2011

Net Revenue
Total net revenue for the first quarter of 2011 was $14.0 million, representing a 4.7 percent increase from $13.3 million in the corresponding period in 2010. Net revenue from online degree programs for the first quarter of 2011 was $10.9 million, a 4.6 percent increase from $10.5 million for the corresponding period in 2010. The increase in net revenue was primarily due to the continued expansion of our learning center network. It is also due to organic growth in revenue students enrolled in our online degree programs. Enrollment for 2010 fall semester online degree programs was approximately 154,000 revenue students, representing an increase of 10 percent as compared to approximately 140,000 revenue students in the 2009 fall semester.

By the end of the first quarter of 2011, the Company had 96 operational learning centers of which 53 were proprietary centers6 and 43 were contracted centers7. This compares to 62 operational learning centers as of the end of the first quarter of 2010, of which 24 were proprietary and 38 were contracted. Our learning centers network served a total of 21 university online degree programs, as of the end of the first quarter of 2011.

Net revenue from our non-degree programs (online tutoring programs, private primary and secondary schools and international curriculum programs) in the first quarter of 2011 was $3.0 million, representing a 4.9 percent increase from $2.9 million in the corresponding period in 2010. The increase in net revenue from our non-degree programs was mainly attributable to a 21.1 percent increase in net revenue contributed from increased student enrollment at our private school in Anqing

Online tutoring programs continued to expand in terms of program offerings in the first quarter of 2011. While not yet contributing significant revenue, our two new web-based products, “Weekly Practice” and “Key Knowledge Points” have gained traction, attracting a larger number of users to their respective websites thus far in 2011.

Cost of Revenue
Total cost of revenue for the first quarter of 2011 was $6.1 million, representing an increase of 26.8 percent, compared to $4.8 million in the corresponding period of 2010. Cost of revenue for online degree programs for the first quarter of 2011 was $4.1 million, representing an increase of 26.9 percent compared to $3.2 million in the corresponding period of 2010. The increase in cost of revenue for online degree programs was primarily the result of continued expansion of the Company’s learning centers network as well as continued efforts developing certain training programs hosted by our collaborative alliance partners.

6 Proprietary centers refer to learning centers owned by the Company and operated under either the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with the university.
7 Contracted centers refer learning centers owned by third parties who provide facilities and staff assistance to ChinaEdu for the online degree programs.

Cost of revenue for non-degree programs in the first quarter of 2011 was $2.0 million, representing an increase of 26.6 percent from $1.6 million in the corresponding period in 2010. This increase was primarily the result of an increase in costs associated with the Anqing School as well as additional headcount required to develop interactive and personalized learning products for online tutoring programs. The rise in cost was also due to an increase in teaching costs related to the expansion of our international and elite programs to meet market demand for study-abroad programs.

Gross Profit and Gross Margin
Gross profit for the first quarter of 2011 was $7.9 million, compared to $8.5 million in the corresponding period of 2010. Total gross margin in the first quarter of 2011 decreased to 56.5 percent, compared to 64.1 percent for the corresponding period in 2010. Gross margin for online degree programs decreased to 62.7 percent for the first quarter of 2011, compared to 69.3 percent in the corresponding period of 2010, primarily due to the rapid expansion of our learning centers network and increased costs associated with developing training programs.

Gross margin for the online tutoring programs decreased to 64.4 percent for the first quarter of 2011, as compared to 78.4 percent in the corresponding period of 2010, largely due to increased staff costs associated with expanding course offerings and newly added off-line personalized tutoring services. The gross margin for private primary and secondary schools decreased to 25.6 percent, as compared to 27.5 percent in the corresponding period in 2010. The decrease was primarily attributable to increased depreciation as well as increased teaching staff costs incurred at our Anqing school.

Operating Expenses
Total operating expenses were $6.2 million in the first quarter of 2011, representing an 11.8 percent increase from $5.6 million for the corresponding period in 2010. As a percentage of net revenue, total operating expenses increased to 44.6 percent, compared with 41.7 percent in the corresponding period in 2010. The increase in total operating expenses resulted from the following:

•
General and administrative expenses for the first quarter of 2011 were $3.3 million, representing a 9.9 percent increase from $3.0 million for the corresponding period in 2010. As a percentage of net revenue, general and administrative expenses increased to 24.0 percent, compared with 22.8 percent in the same period last year. The increase was mainly due to rising costs for leased facilities to accommodate a growing number of employees.

•
Selling and marketing expenses were $1.4 million in the first quarter of 2011, representing a 17.2 percent increase from $1.2 million for the corresponding period in 2010. As a percentage of net revenue, selling and marketing expenses increased to 9.9 percent, rising from 8.9 percent in the same period last year. The increase in selling and marketing expenses were mainly related to growth in sales force headcount for online tutoring programs in Beijing and expenses related to national promotional and marketing activities.

•
Research and development expenses for the first quarter of 2011 were $1.5 million, representing an increase of 11.3 percent from $1.3 million in the corresponding period in 2010. As a percentage of net revenue, research and development expenses increased to 10.7 percent, rising slightly from 10.0 percent in the same period of last year. The increase was mainly attributable to an increase in research and development headcount in connection with upgrading our learning management systems and enhancing courseware development, particularly for interactive product development.

•
Share-based compensation for the first quarter of 2011, which is allocated to the related cost and operating expense line items, decreased 27.3 percent to $0.2 million, compared to $0.3 million in the corresponding period in 2010.

Income from Operations
Income from operations for the first quarter of 2011 was $1.7 million, a decrease of 44.2 percent as compared to $3.0 million in the corresponding period of 2010. Operating margin decreased to 11.9 percent for the first quarter of 2011, as compared to 22.3 percent in the corresponding period of 2010.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights, was $2.1 million for the first quarter of 2011, representing a decrease of 40.5 percent as compared to $3.5 million in the corresponding period of 2010.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the first quarter of 2011 decreased to 14.9 percent, as compared to 26.2 percent for the corresponding period of 2010.

Income Tax Expense
In the first quarter of 2011, income tax expense was $0.4 million and the effective income tax rate was 19 percent. The lower effective income tax rate was primarily due to the fact that in December 2010, one of our collaborative alliance partners received notice from the tax authority that it had qualified as a "new and high technology enterprise" and was therefore entitled to a preferential tax rate of 15 percent for 2010. This is reflected as a change in the enacted tax rate in the first quarter of 2011 and resulted in a reduction of income tax expense of approximately $0.7 million for the first quarter.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $0.5 million in the first quarter of 2011, representing a decrease of 51.7 percent from $1.1 million in the corresponding period of 2010.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.034 and $0.031, respectively, for the first quarter of 2011, as compared to $0.069 and $0.064, respectively, for the corresponding period in 2010.

Adjusted net income attributable to ChinaEdu (non-GAAP)8 was $0.9 million in the first quarter of 2011 compared to $1.6 million in the corresponding period of 2010. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 6.7 percent in the first quarter of 2011, as compared to 11.9 percent in the corresponding period of 2010.

8  Adjusted net income attributable to ChinaEdu is a non-GAAP measure, which is adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.058 and $0.054, respectively, for the first quarter of 2011, as compared to $0.099 and $0.092, respectively, in the corresponding period of 2010.

Deferred Revenue
At the end of the first quarter of 2011 current deferred revenue was $6.7 million and non-current deferred revenue was $1.6 million or $8.3 million in aggregate. In general, fall semester tuition is received during the fourth quarter but is recognized both in the fourth quarter of that year as well as in the first quarter of the following year.

Cash and Cash Equivalents and Term Deposits
As of March 31, 2011, the Company reported cash and cash equivalents and term deposits of $51.5 million, as compared to $47.5 million as of December 31, 20109.

Amounts Due from Related Parties
Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $26.6 million as of March 31, 2011 as compared to $37.7 million as of December 31, 2010.

Second Quarter 2011 Total Net Revenue Guidance
ChinaEdu expects total net revenue in the second quarter of 2011 to range from RMB100 million to RMB105 million or $15.3 million to $16.0 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 2, 2011 (8:00 p.m. Beijing/Hong Kong Time on June 2, 2011).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free Number	1-800-561-2693
International Dial-in Number	1- 617-614-3523
Mainland China Toll Free Number	10-800-130-0399
Hong Kong Dial-in Number	852-3002-1672
Conference ID:	14203725

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone at the following numbers until June 25, 2011.

 9  Cash, cash equivalents and term deposits primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Dial-in numbers for the replay are as follows:
U.S. Toll Free Number	1-888-286-8010
International Dial-in Number	1-617-801-6888
Conference ID:	24296013

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 21 universities through our nationwide learning center network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

	December	March	March
	31, 2010	31, 2011	31, 2011
(in thousands, unaudited)
	RMB	RMB	US$
Current assets:
Cash and cash equivalents	190,493	173,586	26,509
Term deposits	120,500	163,500	24,968
Short-term investments	32,469	38,440	5,870
Accounts receivable, net	35,091	15,295	2,336
Inventories	358	360	55
Prepaid expenses and other current assets	30,966	31,435	4,800
Amounts due from related parties	246,925	173,867	26,551
Deferred tax assets-current	5,003	2,316	354
Total current assets	661,805	598,799	91,443
Deferred tax assets-non-current	3,470	4,958	757
Rental deposits	936	2,253	344
Land use rights	27,265	27,113	4,140
Property and equipment, net	227,507	232,715	35,538
Deposits paid for acquisition of property and equipment	19,792	12,768	1,950
Acquired intangible assets, net	65,849	64,832	9,901
Goodwill	43,255	43,255	6,606
Total assets	1,049,879	986,693	150,679

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the
Group of 10,277 and 7,810 as of December 31, 2010 and March 31, 2011)	11,410	8,846	1,351
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to
the Group of 18,762 and 18,547 as of December 31, 2010 and March 31, 2011)	105,891	43,886	6,702
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 12,486 and 13,098
as of December 31, 2010 and March 31, 2011)	83,486	76,494	11,682
Amounts due to related parties (including amounts due to related parties of the consolidated VIE
without recourse to the Group of 2,201 and 1,212 as of December 31, 2010 and March 31, 2011)	31,177	53,717	8,203
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to
the Group of 8,432 and 8,608 as of December 31, 2010 and March 31, 2011)	44,612	33,353	5,093
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the
Group of 2,482 and 2,512 as of December 31, 2010 and March 31, 2011)	20,508	13,534	2,067
Total current liabilities	297,084	229,830	35,098
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without
recourse to the Group of 71 and 57 as of December 31, 2010 and March 31, 2011)	5,885	6,758	1,032
Deferred other income	3,919	3,750	573
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE
without recourse to the Group of 1,057 and 1,047 as of December 31, 2010 and March 31, 2011)	9,836	9,684	1,479
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without
recourse to the Group of 1,251 and 1,519 as of December 31, 2010 and March 31, 2011)	3,691	4,287	655
Total liabilities	320,415	254,309	38,837
ChinaEdu shareholders’ equity	596,930	602,431	91,997
Noncontrolling interests	132,534	129,953	19,845
Total equity	729,464	732,384	111,842
Total liabilities and equity	1,049,879	986,693	150,679

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

		Three Months Ended
	March	December	March	March
	31, 2010	31, 2010	31, 2011	31, 2011
(in thousands, except for percentage, share, and per share in formation )
	RMB	RMB	RMB	US$
Gross Revenue *	91,089	102,023	95,862	14,639
Business Tax	3,812	1,046	4,512	690
Net Revenue:
Online degree programs	68,515	80,742	71,665	10,944
Online tutoring programs	5,401	6,004	5,656	863
Private primary and secondary schools	9,280	11,472	11,240	1,716
International curriculum programs	4,081	2,759	2,789	426
Total net revenue	87,277	100,977	91,350	13,949
Cost of revenue:
Online degree programs	21,048	30,455	26,712	4,079
Online tutoring programs	1,165	1,977	2,013	307
Private primary and secondary schools	6,724	9,401	8,361	1,277
International curriculum programs	2,411	2,591	2,665	407
Total cost of revenue	31,348	44,424	39,751	6,070
Gross profit:
Online degree programs	47,467	50,287	44,953	6,865
Online tutoring programs	4,236	4,027	3,643	556
Private primary and secondary schools	2,556	2,071	2,879	439
International curriculum programs	1,670	168	124	19
Total gross profit	55,929	56,553	51,599	7,879
Online degree programs	69.3%	62.3%	62.7%	62.7%
Online tutoring programs	78.4%	67.1%	64.4%	64.4%
Private primary and secondary schools	27.5%	18.1%	25.6%	25.6%
International curriculum programs	40.9%	6.1%	4.4%	4.4%
Gross margin	64.1%	56.0%	56.5%	56.5%
Operating expenses:
General and administrative	19,920	26,185	21,897	3,344
Selling and marketing	7,740	11,980	9,068	1,385
Research and development	8,771	9,410	9,758	1,490
Total operating expenses	36,431	47,575	40,723	6,219
Income from operations	19,498	8,978	10,876	1,660
Operating margin	22.3%	8.9%	11.9%	11.9%
Other income	144	141	123	19
Interest income	1,057	1,590	1,910	292
Interest expense	-	(5)	-	-
Gain from acquisition	-	260	-	-
Income before income tax	20,699	10,964	12,909	1,971
Income tax expense/(credit)	(8,171)	6,002	(2,475)	(378)
Net income	12,528	16,966	10,434	1,593
Net income attributable to the noncontrolling interests	(5,296)	(10,151)	(6,940)	(1,060)
Net income attributable to ChinaEdu	7,232	6,815	3,494	533
Net margin	8.3%	6.7%	3.8%	3.8%
Net income attributable to ChinaEdu per ADS:
Basic	0.45	0.43	0.22	0.034
Diluted	0.42	0.39	0.20	0.031
Weighted average aggregate number of ADSs outstanding:
Basic	15,954,875	15,976,963	15,910,224	15,910,224
Diluted	17,396,275	17,267,688	17,229,640	17,229,640
* Gross revenue are detailed as follows
Online degree programs	72,458	81,462	75,809	11,577
Online tutoring programs	5,033	6,163	5,850	893
Private primary and secondary schools	9,280	11,479	11,252	1,718
International curriculum programs	4,318	2,919	2,951	451

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

		Three Months Ended
	March	December	March	March
(in thousands, unaudited)	31, 2010	31, 2010	31, 2011	31, 2011
	RMB	RMB	RMB	US$
Operating activities:
Net income	12,528	16,966	10,434	1,593
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,138	2,079	1,555	237
Depreciation and amortization of property and equipment	4,690	6,504	5,787	884
Amortization of land use rights	152	152	152	23
Amortization of acquired intangible assets	1,080	1,171	1,017	156
Loss on discontinued operations	-	-	16	2
Provision for amounts due from related parties and account receivables	-	540	-	-
Loss from disposal of property and equipment	4	82	65	10
Deferred income taxes	485	(5,036)	1,047	160
Gain from acquisition	-	(260)	-	-
Changes in assets and liabilities
Accounts receivable	12,880	(11,973)	19,796	3,023
Inventory	400	971	(2)	-
Prepaid expenses and other current assets	9,500	(9,950)	(489)	(75)
Amounts due from related parties	34,831	(42,571)	72,795	11,117
Rental deposits	(11)	126	(1,317)	(201)
Accounts payable	(808)	(864)	1,321	202
Deferred revenues	(60,777)	69,753	(61,134)	(9,336)
Deferred other income	(144)	(141)	(138)	(21)
Accrued expenses and other current liabilities	(5,446)	5,789	(6,952)	(1,062)
Amounts due to related parties	10,730	(21,336)	(12,945)	(1,977)
Income tax payable	(2,311)	2,173	(11,259)	(1,719)
Other taxes payable	(4,834)	4,476	(6,974)	(1,065)
Unrecognized tax benefit	362	(4,583)	596	91
Change in restricted cash	-	365	-	-
Net cash provided by operating activities	15,449	14,433	13,372	2,042
Investing activities:
Purchase of property and equipment	(6,690)	(4,608)	(7,921)	(1,210)
Proceeds from discontinued operations	-	-	233	36
Purchase of business, net of cash acquired	-	1,382	-	-
Purchase of term deposits	(2,019)	40,971	(43,000)	(6,567)
Purchase of investments	-	(1,598)	(6,000)	(916)
Proceeds from disposal of property and equipment	49	4	-	-
Net cash (used in) provided by investing activities	(8,660)	36,151	(56,688)	(8,657)
Financing activities:
Proceeds from exercise of share options	1,339	3,315	280	43
Prepayment for shares repurchase	-	1,089	-	-
Repurchase and cancellation of ordinary shares	(113)	(13,142)	-	-
Short term loan	-	(5,725)	-	-
Loan from related party	-	-	35,500	5,421
Cash dividends paid to noncontrolling shareholders	(1,470)	-	(10,521)	(1,607)
Capital contributions by noncontrolling shareholders	-	490	1,000	153
Net cash (used in) provided by financing activities	(244)	(13,973)	26,259	4,010
Effect of foreign exchange rate changes	(4)	(106)	150	24
CASH AND CASH EQUIVALENTS, beginning of period	203,143	153,988	190,493	29,090
CASH AND CASH EQUIVALENTS, end of period	209,684	190,493	173,586	26,509
Net increase (decrease) in cash and cash equivalents	6,541	36,505	(16,907)	(2,581)

ChinaEdu Corporation

Reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

		Three Months Ended
	March	December	March	March
(in thousands, unaudited)	31, 2010	31, 2010	31, 2011	31, 2011
	RMB	RMB	RMB	US$
Net revenue	87,277	100,977	91,350	13,949
Income from operations	19,498	8,978	10,876	1,660
Adjustment:
Share-based compensation	2,138	2,079	1,555	237
Amortization of intangible assets and land use rights	1,232	1,318	1,169	179
Adjusted income from operations (non-GAAP)	22,868	12,375	13,600	2,076
Adjusted operating margin (non-GAAP)	26.2%	12.3%	14.9%	14.9%

ChinaEdu Corporation

Reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended
	March	December	March	March
(in thousands, unaudited)	31, 2010	31, 2010	31, 2011	31, 2011
	RMB	RMB	RMB	US$
Net revenue	87,277	100,977	91,350	13,949
Net income attributable to ChinaEdu	7,232	6,815	3,494	533
Adjustment:
Share-based compensation	2,138	2,079	1,555	237
Share-based compensation attributable to the noncontrolling interest	(243)	(140)	(134)	(20)
Amortization of intangible assets and land use rights	1,232	1,318	1,169	179
Adjusted net income attributable to ChinaEdu (non-GAAP)	10,359	10,072	6,084	929
Adjusted net margin (non-GAAP)	11.9%	10.0%	6.7%	6.7%
Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.65	0.63	0.38	0.058
Diluted	0.60	0.58	0.35	0.054
Weighted average aggregate number of ADSs outstanding:
Basic	15,954,875	15,976,963	15,910,224	15,910,224
Diluted	17,396,275	17,267,688	17,229,640	17,229,640